UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

Amendment No. 3

ANNUAL REPORT

of

Republic of Peru

(Name of Registrant)

Date at end of last fiscal year: December 31, 2020

SECURITIES REGISTERED*

(as of the close of the last fiscal year)

CALCULATION OF REGISTRATION FEE

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of person authorized to receive notices

and communications from the Securities and Exchange Commission

Ambassador Oswaldo de Rivero Barreto

Embassy of Peru

1700 Massachusetts Avenue NW

Washington, D.C. 20036

(Name and address of Authorized Representative of the Registrant in the United States)

Copies to:

Cathleen E. McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, New York 10166

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the Republic of Peru on Form 18-K for the year ended December 31, 2020 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1.1:	Underwriting Agreement, dated October 28, 2021, among the Republic of Peru and BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Exhibit 1.2:	Underwriting Agreement, dated November 10, 2021, among the Republic of Peru and BNP Paribas, J.P. Morgan Securities plc, Merrill Lynch International and Morgan Stanley & Co. International plc

Exhibit 2:	3.000% U.S. Dollar-Denominated Global Bonds Due 2034

Exhibit 3:	3.550% U.S. Dollar-Denominated Global Bonds Due 2051

Exhibit 4:	3.600% U.S. Dollar-Denominated Global Bonds Due 2072

Exhibit 5:	1.950% Euro-Denominated Global Bonds Due 2036

Exhibit 6.1:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to U.S.$2,250,000,000 3.000% U.S. Dollar-Denominated Global Bonds Due 2034, U.S.$750,000,000 3.550% U.S. Dollar-Denominated Global Bonds Due 2051, and U.S.$1,000,000,000 3.600% U.S. Dollar-Denominated Global Bonds Due 2072

Exhibit 6.2:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to €1,000,000,000 1.950% Euro-Denominated Global Bonds Due 2036

Exhibit 7.1:	Opinion of Paul Hastings LLP with respect to U.S.$2,250,000,000 3.000% U.S. Dollar-Denominated Global Bonds Due 2034, U.S.$750,000,000 3.550% U.S. Dollar-Denominated Global Bonds Due 2051, and U.S.$1,000,000,000 3.600% U.S. Dollar-Denominated Global Bonds Due 2072

Exhibit 7.2	Opinion of Paul Hastings LLP with respect to €1,000,000,000 1.950% Euro-Denominated Global Bonds Due 2036

This annual report is filed subject to the instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Washington, D.C., on the 23rd day of December 2021.

By:	/s/ Oswaldo de Rivero Barreto
Name:	Oswaldo de Rivero Barreto
Title:	Ambassador of the Republic of Peru to the United States

EXHIBIT INDEX

Exhibit 1.1:	Underwriting Agreement, dated October 28, 2021, among the Republic of Peru and BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC

Exhibit 1.2:	Underwriting Agreement, dated November 10, 2021, among the Republic of Peru and BNP Paribas, J.P. Morgan Securities plc, Merrill Lynch International and Morgan Stanley & Co. International plc

Exhibit 2:	3.000% U.S. Dollar-Denominated Global Bonds Due 2034

Exhibit 3:	3.550% U.S. Dollar-Denominated Global Bonds Due 2051

Exhibit 4:	3.600% U.S. Dollar-Denominated Global Bonds Due 2072

Exhibit 5:	1.950% Euro-Denominated Global Bonds Due 2036

Exhibit 6.1:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to U.S.$2,250,000,000 3.000% U.S. Dollar-Denominated Global Bonds Due 2034, U.S.$750,000,000 3.550% U.S. Dollar-Denominated Global Bonds Due 2051, and U.S.$1,000,000,000 3.600% U.S. Dollar-Denominated Global Bonds Due 2072

Exhibit 6.2:	Opinion of General Counsel of the Ministry of Finance of the Republic of Peru with respect to €1,000,000,000 1.950% Euro-Denominated Global Bonds Due 2036

Exhibit 7.1:	Opinion of Paul Hastings LLP with respect to U.S.$2,250,000,000 3.000% U.S. Dollar-Denominated Global Bonds Due 2034, U.S.$750,000,000 3.550% U.S. Dollar-Denominated Global Bonds Due 2051, and U.S.$1,000,000,000 3.600% U.S. Dollar-Denominated Global Bonds Due 2072

Exhibit 7.2	Opinion of Paul Hastings LLP with respect to €1,000,000,000 1.950% Euro-Denominated Global Bonds Due 2036

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